UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2010

Commission File No. 000-53083

BBV VIETNAM S.E.A. ACQUISITION CORP.
(Name of registrant)

61 Hue Lane, Hai Ba Trung District
Hanoi, Vietnam
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

BBV VIETNAM S.E.A. ACQUISITION CORP. (“BBV” OR THE “COMPANY”) CLAIMS THE PROTECTION OF THE SAFE HARBOR FOR “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. SUCH FORWARD-LOOKING STATEMENTS, BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF MANAGEMENT OF THE COMPANY REGARDING, AMONG OTHER THINGS, THE COMPANY’S PROPOSED EXTENSION OF THE DATE ON WHICH BBV MUST COMPLETE ITS INITIAL BUSINESS COMBINATION FROM FEBRUARY 13, 2010 TO FEBRUARY 13, 2011 (THE “EXTENSION”), ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS: (I) THE COMPANY’S ABILITY TO COMPLETE THE EXTENSION; (II) OFFICERS AND DIRECTORS ALLOCATING THEIR TIME TO OTHER BUSINESSES OR POTENTIALLY HAVING CONFLICTS OF INTEREST WITH THE COMPANY’S BUSINESS OR IN APPROVING THE EXTENSION; (III) SUCCESS IN RETAINING OR RECRUITING, OR CHANGES REQUIRED IN, THE COMPANY’S OFFICERS, KEY EMPLOYEES OR DIRECTORS FOLLOWING THE EXTENSION; (IV) THE POTENTIAL LIQUIDITY AND TRADING OF THE COMPANY’S PUBLIC SECURITIES; (V) THE COMPANY’S REVENUES AND OPERATING PERFORMANCE; (VI) CHANGES IN OVERALL ECONOMIC CONDITIONS; (VII) ANTICIPATED BUSINESS DEVELOPMENT ACTIVITIES OF THE COMPANY FOLLOWING THE EXTENSION; (VIII) RISKS AND COSTS ASSOCIATED WITH REGULATION OF CORPORATE GOVERNANCE AND DISCLOSURE STANDARDS (INCLUDING PURSUANT TO SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002); AND (IX) OTHER RELEVANT RISKS DETAILED IN THE COMPANY’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE INFORMATION SET FORTH HEREIN SHOULD BE READ IN LIGHT OF SUCH RISKS. THE COMPANY DOES NOT ASSUME ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS REPORT.

THE COMPANY INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SECURITYHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING THE COMPANY’S SECURITIES, REGARDING THE EXTENSION AND POTENTIAL BUSINESS COMBINATION, AS DESCRIBED IN THE PROXY STATEMENT.

ON JANUARY 28, 2010, THE COMPANY FILED WITH THE SEC ITS DEFINITIVE PROXY STATEMENT (THE “PROXY STATEMENT”) WITH RESPECT TO THE EXTENSION AS AN EXHIBIT TO ITS FORM 6-K INTERIM REPORT AND ON JANUARY 28, 2010 MAILED THE PROXY STATEMENT TO HOLDERS OF RECORD OF ITS SHARES AS OF JANUARY 21, 2010. SECURITYHOLDERS OF THE COMPANY AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED BY THE COMPANY WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009 (THE “ANNUAL REPORT”) AND OTHER REPORTS AS FILED WITH THE SEC, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE COMPANY’S OFFICERS AND DIRECTORS AND THEIR AFFILIATES AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE PROPOSED EXTENSION AND A BUSINESS COMBINATION. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, AND THE COMPANY’S OTHER FILINGS WITH THE SEC, AT THE SEC’S WEBSITE (www.sec.gov), BY MAILING A REQUEST TO BBV VIETNAM S.E.A. ACQUISITION CORPORATION, 61 HUE LANE, HAI BA TRUNG DISTRICT, HANOI, VIETNAM, ATTENTION: SECRETARY, BY CONTACTING ADVANTAGE PROXY, 24925 13TH PLACE SOUTH, DES MOINES, WASHINGTON 98198, TOLL FREE (877) 870-8565, OR AT THE COMPANY’S WEBSITE (www.bantrybay.net).

THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF THE COMPANY’S STOCKHOLDERS TO BE HELD TO APPROVE THE PROPOSED EXTENSION. THE UNDERWRITERS OF THE COMPANY’S INITIAL PUBLIC OFFERING AND OTHER INVESTMENT BANKING ADVISORS MAY PROVIDE ASSISTANCE TO THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS, AND MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES. A SUBSTANTIAL PORTION OF THE UNDERWRITERS’ FEES RELATING TO THE COMPANY’S INITIAL PUBLIC OFFERING WERE DEFERRED PENDING STOCKHOLDER APPROVAL OF THE COMPANY’S INITIAL BUSINESS COMBINATION AND OTHER ADVISORS ENGAGED BY THE COMPANY WILL RECEIVE CERTAIN SUCCESS FEES UPON CONSUMMATION OF THE OF A BUSINESS COMBINATION, WHICH CANNOT BE COMPLETED UNLESS STOCKHOLDERS APPROVE THE PROPOSED EXTENSION. ACCORDINGLY, STOCKHOLDERS ARE ADVISED THAT THE UNDERWRITERS AND SUCH OTHER ADVISORS HAVE A FINANCIAL INTEREST IN THE SUCCESSFUL OUTCOME OF THE PROXY SOLICITATION AND EXTENSION. INFORMATION ABOUT THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS ANNUAL REPORT. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF POTENTIAL PARTICIPANTS IS INCLUDED IN THE PROXY STATEMENT AND OTHER MATERIALS FILED BY THE COMPANY WITH THE SEC.

THE INFORMATION ON THE COMPANY’S WEBSITE IS NOT, AND SHALL NOT BE DEEMED TO BE, A PART OF THIS CURRENT REPORT OR INCORPORATED IN FILINGS THE COMPANY MAKE WITH THE SEC.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR THERE ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Other Events

On February 8, 2010, BBV Vietnam S.E.A. Acquisition Corp. (the “Company”) entered into definitive stock purchase agreements with certain funds managed by Centurion Credit Opportunities LLC (“Centurion”) and Victory Park Capital Advisors, LLC (“Victory Park”), and Migami, Inc. (“Migami”), pursuant to which such funds (collectively, such purchasers, the “Investors”) may purchase up to an aggregate of 3,622,502 shares of the Company’s common stock from third parties prior to the Company’s Special Meeting of Stockholders held to vote upon a proposal to continue the life of the Company until February 13, 2011 (the “Extension Proposal”). The Investors are not affiliates of the Company, its officers and directors and/or their respective affiliates or Migami, the target with which the Company has entered into a letter of intent with respect to its initial business combination, or its officers and directors and/or their respective affiliates. It is anticipated that Investors will effect purchases of the Company common stock through independent, privately negotiated transactions with third parties who are institutions or other sophisticated investors that have voted against or indicated an intention to vote against the Extension Proposal which is described in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on January 29, 2010.

Pursuant to the agreement with the Investors, on the earliest to occur of: (i) the first date any funds are disbursed from the Company’s trust account, except if the Extension Proposal is approved, for disbursements to Company stockholders who exercise their conversion rights on or prior to February 12, 2010, (ii) February 18, 2010 if the Extension Proposal is not approved, (iii) the fifth business day after the proposed business combination with Migami is abandoned, (iv) the third business day after the proposed business combination with Migami is approved by the Company’s stockholders and (v) February 22, 2010 (subject to extension to April 19, 2010 if certain funds are deposited by Migami into an escrow account for the benefit of the investors), the Company has agreed to purchase from the Investors the shares of the Company common stock purchased from third parties at a price equal to the aggregate purchase price paid to acquire the common stock plus 2.25%, provided such sale occurs within 30 days of purchase.  If the purchase occurs after the 30th day from the date of purchase, the Company and Migami will pay an additional amount equal to 2.25% of the aggregate purchase price for each 30 day period (prorated for the actual numbers of days the shares are held).  Notwithstanding the foregoing, however, if the business combination with Migami is not consummated, the Company shall not be obligated to pay the Investors more than the liquidation price per share.  Additionally, Migami shall pay a cash fee of $170,000 and the Company shall deliver to the Investors 275,000 shares of its common stock in connection with the execution of the agreement, 225,000 additional shares in the event the proposed business combination with Migami is consummated any time between the 31st and 60th day following execution of the agreement and an additional 200,000 shares on each 30th day thereafter (payable on a pro rata basis for any periods less than 30 days) until the day of the stockholder meeting at which the business combination with Migami is voted on.  All such additional shares must be delivered prior to such stockholder meeting.

The Investor purchases from third parties, if made, will increase the likelihood that holders of a majority of shares of the Company’s common stock will vote in favor of the Extension Proposal and that holders of less than 30% of the Company’s common stock issued in connection with its initial public offering will vote against the Extension Proposal and seek conversion of their shares of Company common stock into cash in accordance with the Company’s amended and restated articles of incorporation.

Additional Information

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of stockholders to be held to approve the Extension Proposal. Information regarding the Company's directors and executive officers is available in its Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission. No person other than the Company has been authorized to give any information or to make any representations on behalf of the Company in connection with the extension, and if given or made, such other information or representations must not be relied upon as having been made or authorized by the Company.

Financial Statement and Exhibits.

Exhibit	Description

10.1	Stock Purchase Agreement, dated February 8, 2010 with Centurion Credit Funding LLC
10.2	Stock Purchase Agreement, dated February 8, 2010 with Whitestar LLC
10.3	Stock Purchase Agreement, dated February 8, 2010 with Victory Park Credit Opportunities Master Fund, Ltd.
10.4	Stock Purchase Agreement, dated February 8, 2010 with Victory Park Special Situations Master Fund, Ltd.
99.1	Press release, dated February 9, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the date indicated below.

BBV VIETNAM S.E.A. ACQUISITION CORP.

By:	/s/ Eric M. Zachs
Eric M. Zachs
President

Date: February 9, 2010